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                          December 17, 2020

       Biao (Luke) Lu
       Chief Executive Officer
       Color Star Technology Co., Ltd.
       800 3rd Ave, Suite 2800
       New York NY 10022

                                                        Re: Color Star
Technology Co., Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed December 11,
2020
                                                            File No. 333-251315

       Dear Mr. Lu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Elizabeth Fei Chen